UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates nominated by non-controlling shareholders for the Board of Directors and Fiscal Council

—

Rio de Janeiro, June 30, 2020 - Petróleo Brasileiro S.A. – Petrobras, pursuant to CIRCULAR LETTER/CVM/SEP/No.02/2020, reports that it has received new nominations of candidates for the Board of Directors (BD) and nominations for the Fiscal Council (FC), whose elections will take place at the Annual General Meeting of July 22, 2020.

Then, the shareholders FIA Dinâmica Energia and Banclass FIA nominate the following nominees in substitution of those nominated for the BD and disclosed to the market on June 19, 2020:

Candidate's name	Nomination role
Leonardo Pietro Antonelli	Member of the BD by minority shareholders
Rodrigo de Mesquita Pereira	Member of the BD by preferred shareholders
Marcelo Gasparino da Silva	Member of the FC by minority shareholders (main)
Paulo Roberto Evangelista de Lima	Member of the FC by minority shareholders (alternate)
Daniel Alves Ferreira	Member of the FC by preferred shareholders (main)
Michele da Silva Gonsales Torres	Member of the FC by preferred shareholders (alternate)

Resumes of nominees are attached.

BOARD OF DIRECTORS

Leonardo Pietro Antonelli, Brazilian citizen, lawyer. Founding partner of Antonelli e Advogados Associados, graduated from Universidade Candido Mendes (UCAM-RJ), a postgraduate diploma in Taxation Law from Universidade Estácio de Sá (UNESA-RJ) and a Master's degree in Economic Law from Universidade Candido Mendes (UCAM-RJ). A university Professor and Lecturer, has been a member of many selection committees for carreers in the civil service, such as the positions of judge, detective inspector of both the Federal and Civil Police Forces. Appointed as Judicial Administrator of the Rio de Janeiro Court Justice, also acting as a Councillor for the Ordem dos Advogados do Brasil (OAB-RJ), as the head of the Jurisdiction Defence Committee and Since 2009 he has chaired the Investment Funds Board of G5 / Evercore. Awarded with the Innovare Prize for the project Justice speaks to those who will hear it (Justiça fala para quem quer ouvir). Author of a number of publications, i.e. “Curso de Direito Tributário Brasileiro” (A Course on Brazilian Tax Law) – Volume III, published in 3 editions by Quartier Latin Press, and its fourth edition by Almedina Press, and “Correção Legislativa da Jurisprudência: Uma análise das emendas constitucionais em matéria tributária”, published by Justiça e Cidadania Press.He took on the position of Head Teacher of the Escola da Magistratura Eleitoral (School of Electoral Law) during the biennials in which integrated the Tribunal Regional Eleitoral do Estado do Rio de Janeiro (Río de Janeiro State Electoral Regional Court), exercising the position of federal judge, as a jurist appointed by the President of the Republic. Independent member of the Board pursuant to criteria set forth in article 18, paragraph 5 of the Company's Bylaws

Rodrigo de Mesquita Pereira, Brazilian citizen, lawyer, Bachelor’s Degree in Law from the Law School of the University of São Paulo [Universidade de São Paulo] (1988); University Extension in “Diffuse and Collective Interests” from Pontifícia Universidade Católica de São Paulo; PostGraduate Degree in Business Management from Getúlio Vargas Foundation [Fundação Getúlio Vargas]. Prosecutor of the Public Prosecution Service of the State of São Paulo (1991-2001); Member of the Water Resources Special Group of the Public Prosecution Service of the State of São Paulo (1997-2001). Partner lawyer at Alves Ferreira & Mesquita Sociedade de Advogados. Member of the Fiscal Council of Companhia Energética de Minas Gerais - CEMIG - from 2016 to 2020; Alternate Member of the Fiscal Council of Petrobras from 2018 to 2019. Independent member of the Board pursuant to criteria set forth in article 18, paragraph 5 of the Company's Bylaws.

FISCAL COUNCIL

Marcelo Gasparino da Silva, Brazilian citizen, lawyer, Chairman of the Board of Directors and member of the Board of Directors and Fiscal Council, coordinator and member of the committees of finance, audit, risk, legal, compliance and related parties in publicly held companies. Specialization Degree in Corporate Tax Administration from ESAG and MBA in Controllership, Auditing and Finance (ongoing). He is the Chairman of the Board of Directors of ETERNIT, Member of the Board of Directors of CEMIG and member of the Fiscal Council of PETROBRAS (2019-2020). He was Chairman of the Board of Directors of Usiminas (2015-2016) and member of the Board of Directors of Bradespar (2015-2016), Battistella (2016-2017), Celesc (2011-2014 and 2018-2019), Eletrobras (2012-2014 and 2016), Tecnisa (2012-2014), Vale (2016-2017), KEPLER WEBER (2017-2020) and CASAN (2019-2020), in addition to Usiminas (2012-2016). He was a member of the Fiscal Council of Bradespar (2014-2015), Braskem (2018-2019), AES Eletropaulo (2012-2013), AES Tietê (2013-2014), and Eletrobras (2014-2015). He was Chairman of the Related Parties Committee and Member of the Audit Committee of Eletropaulo (2017-2018), and member of the Finance, Audit and Risk Committee of CEMIG (2017-2018). He was Coordinator of the Legal and Compliance Committee of ETERNIT (2015-2017), of the Audit Committee of Eletrobras (2013-2014 and 2016) and of the Legal and Audit Committee of Celesc (2012-2014). He started his executive career as Legal and Institutional Officer of CELESC (2007-2009). He is part of the 2016 FGV CEO Program (IBE/FGV/IDE). He took the Executive Program on Mergers and Acquisitions from London Business School and finance and strategy courses from IOD - Institute of Directors, in London. He is the co-founder and Coordinator of the Capítulo Santa Catarina, Certified Board Member and Member of the Board of Directors of IBGC. He is a member of AMEC’s Technical Commission and IBGC’s Legal and Mixed Economy Commissions. He is a professor on the subject of Board of Directors of the Corporate Governance Course at Fundação Escola de Governo ENA Brasil. With a solid background in Corporate Governance and experience in Board of Directors and Fiscal Council, he contributed to IBGC and AMEC in developing the Brazilian Corporate Governance Code - “CBGC” and, since its launch, inserted the “APPLY OR EXPLAIN” model as a working tool in all companies in which he works. This model recognizes that the practice of corporate governance is a journey and should not be translated into a rigid regulation model equally applicable to all companies. In March 2018, he attended the CII Spring Conference organized by the Council of Institutional Investors, Washington/USA, and lectured to The Emerging Markets Investors Alliance on the theme “Corporate Governance in Brazil: the momentum for reform”, in New York/USA. Independent member pursuant to criteria set forth in article 18, paragraph 5 of the Company's Bylaws

Paulo Roberto Evangelista de Lima, Brazilian, Administrator, M.B.A Training for Senior Executives at Banco do Brasil, Fundação Dom Cabral; Lato Sensu PostGraduate Degree in Financial Administration, IBMEC; Specialization Degree in Business Management, Fundação Dom Cabral; Course of Corporate Governance, USP. BANCO DO BRASIL S.A.: Team Coordinator at the State Superintendence of Goiás (1991-1994); Deputy State Superintendent of the Superintendence of Goiás (1994-1995); Regional Superintendence in Goiânia, Sorocaba and São Paulo (1995-1999); Executive Manager of the Controllership Board (1999-2000); Executive Manager of the Internal Controls Board (2000-2007); Interim Officer of Internal Controls (October to December 2005); Officer of Internal Controls (05/2007-07/2010); Risk Management Officer (07/2010-01/2012); Member of the Supervisory Committee of Banco do Brasil in Japan (05/2008-07/2010); Board Member of Banco do Brasil Securities - New York and London (08/2010-01/2012); Member of the Technology Committee of Banco do Brasil (08/2007-01/2012); Coordinator of the Risk Committee of Banco do Brasil (07 / 2010-01 / 2012); Board Member since April 2019; Member of the People, Compensation and Eligibility Committee - Corem - since May 2019; Member of the Risk and Capital Management Committee since September 2019. BANCO DE BRASILIA S.A.: Chairman of Banco de Brasília S.A. (01/2013-10/2014); Member of the Board of Directors of Banco de Brasília S.A. (01/2013-10/2014); Chairman of the Board of Directors of Cartão BRB S.A. (01/2013-10/2014); Coordinator of the Technology Committee of Banco do Brasília S.A. (01/2013 -10/2014). Member of the Fiscal Council of Rio Grande Energia in Porto Alegre (05/2000-04/2001); Member of the Fiscal Council of CPFL Distribuição e CPFL Geração (04/2002-04/2004);

Board Member of Celesc – Centrais Elétricas de Santa Catarina S.A. (05/2008-04/2012),where he was also responsible for the coordination of the Legal and Audit Committee; Member of the Fiscal Council of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI – (07/2002-05/2004); Member of the Fiscal Council of Caixa de Assistência dos Funcionários do Banco do Brasil  - Cassi -  (02/2010-05/2012); Board Member of Cadan – RJ – (04/2002-04/2003); Member of the Fiscal Council of Distribuidora de Produtos de Petróleo Ipiranga S.A. (04/2004-04/2006); Member of the Fiscal Council of Cecrisa Revestimentos Cerâmicos S.A. (09/2016-07/2019). Member of the Fiscal Council of  Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas – (11/2016-04/2018), working as President of the Fiscal Council from 10/2017 to 04/2018; Member of the Operational Risk Commission of CIP – Câmara Interbancária de Pagamentos – representing Banco do Brasil S.A. (01/2004-07/2007). Member of the Supervisory Committee of Fundo Garantidor de Crédito – FGC – (09/2007-01/2012); Member of the Risk Committee of Federação Brasileira de Bancos – Febraban – (07/2010-01/2012); Sitting Member of the Compliance Committee of FEBRABAN – (12/2007-01/2012); Member of the Fiscal Council certified by the Institute of Corporate Governance - IBGC (10/2016). Shareholding Partner to provide consultancy and advisory services in the acquisition process of part or all of the capital of a Financial Institution authorized to operate by the Central Bank of Brazil together with JL RODRIGUES, CARLOS ÁTILA & CONSULTORES ASSOCIADOS S/S – (03/2015-12/2017). Independent member pursuant to criteria set forth in article 18, paragraph 5 of the Company's Bylaws.

Daniel Alves Ferreira, Brazilian, Degree in Law, partner lawyer at Mesquita Pereira Almeida Esteves Advogados, having worked in the areas of Mass Litigation and Capital Markets. He is currently a partner at Alves Ferreira & Mesquita Sociedade de Advogados and has been a member of the Fiscal Council of Petrobras S/A since April 2018 and a Board Member of Eletrobras S/A since April 2019, Madeira Energia S/A since October 2018 and Santo Antônio Energia S/A since October 2018. He was a member of the Board of Directors (2016 - 2018) and of the Corporate Governance Committee  (2018)  of  Companhia  Energética  de  Minas Gerais-CEMIG. He has also been a member of the Statutory Audit and Risk Committee (CAE) of Eletrobras since June 2019. Independent member pursuant to criteria set forth in article 18, paragraph 5 of the Company's Bylaws.

Michele da Silva Gonsales Torres, Brazilian, lawyer, currently a partner at ALFM Advogados. She has experience in: Corporate Governance; Compliance; Management of Legal Departments; Risk Assessment and Management; Analysis, Development and Management of several types of contracts; Corporate; Legal Strategic Planning for Business Structuring; Structuring Operations with Investment Fund in Equity; Structuring Operations with Real Estate Developments; Development of Legal Expert Opinions - Compliance, Corporate Law, Capital Markets. Member of the Compliance Committee of Instituto dos Advogados de SP-IASP; Compliance Committee of the Brazilian Bar Association-OAB/SP. Member of the Fiscal Councils of Cemig (2018-2019) and Light (since 2019). Independent member pursuant to criteria set forth in article 18, paragraph 5 of the Company's Bylaws

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer